UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-32371

SINOVAC BIOTECH LTD.

No. 39 Shangdi Xi Rd, Haidian District

Beijing 100085, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒     Form 40-F      ☐

Changes in Registrant’s Certifying Accountant; Non-Reliance on Previously Issued Audit and Internal Control Over Financial Reporting Opinions

On April 15, 2025, Grant Thornton Zhitong Certified Public Accountants LLP (“Grant Thornton”) notified Sinovac Biotech Ltd. (the “Company”) that it has resigned as the Company’s independent registered public accounting firm, specifically stating “The resignation was not the result of any disagreement with the [Company’s current board of directors], the Company or management.”

Grant Thornton’s April 29, 2024 report on the consolidated balance sheets of Sinovac Biotech Ltd. and subsidiaries as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), statements of shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In addition, Grant Thornton’s April 29, 2024, April 28, 2023, and April 29, 2022 reports on the internal control over financial reporting of Sinovac Biotech Ltd. and subsidiaries as of December 31, 2023, 2022 and 2021 stated that, in Grant Thornton’s opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, 2022 and 2021 based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

However, Grant Thornton notified the Company on April 15, 2025, that it has concluded that its opinions on the Company’s previously issued audited consolidated financial statements and effectiveness of internal control over financial reporting as of and for the periods ending December 31, 2023, 2022 and 2021 should no longer be relied upon. Grant Thornton explained the reason for its non-reliance decision:

“The non-reliance decision is a result of the Company’s announcement on April 1, 2025, following a ruling by the Privy Council on January 16, 2025. The Privy Council ruled, among other things, that the slate of nominees proposed by a group of shareholders at the 2018 Annual General Meeting was the rightfully elected board of directors (the “Board”) and the Company’s Rights Agreement was invalid. The Company’s April 1, 2025 announcement stated that the Board has been the legitimate board of directors of the Company since then and current members of the Board ‘are assessing certain corporate actions taken by the former board of directors of the Company after they ceded office,’ which creates uncertainty as to the validity of resolutions and actions adopted by the prior board members as well as associated management representations on which we relied.”

Grant Thornton further informed the Company on April 15, 2025, that a material weakness in the Company’s internal control over financial reporting existed as of December 31, 2023. More specifically, Grant Thornton stated:

“As of December 31, 2023 the Company did not (i) fully design, implement and monitor general information technology controls in the areas of user access, segregation of duties, and change management for certain key systems, (ii) design and implement adequate controls pertaining to the completeness and accuracy of underlying data used in the performance of controls and account reconciliations over substantially all areas, (iii) design and implement monitoring controls over use of service organizations (iv) design, implement, and retain appropriate documentation of formal accounting policies, procedures and controls to achieve timely, complete and accurate financial accounting, reporting and disclosures.”

The Company’s current audit committee has discussed the non-reliance decision and material weakness determination with Grant Thornton and authorized Grant Thornton to respond fully to any inquiries regarding the subject matter thereof made by the Company’s successor accountant when such successor accountant has been engaged.

During the fiscal years ended December 31, 2023, 2022 and 2021 and the subsequent interim periods through the date of Grant Thornton’s resignation, there were (i) no disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to Grant Thornton’s satisfaction, would have caused Grant Thornton to make reference thereto in their reports on the financial statements for such fiscal years, and (ii) except as otherwise disclosed in this Form 6-K, no “reportable events” within the meaning of Item 16F(a)(1)(v).

For the reasons discussed above, audited financial statements for the periods required to be included in Sinovac’s annual report on Form 20-F for the year ended December 31, 2024 will not be available by April 30, 2025 and the filing of such Form 20-F will be delayed until such audited financial statements are available.

The Company provided Grant Thornton with a copy of the disclosures it is making in this Form 6-K and requested that Grant Thornton furnish to the Company a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of such letter, dated April 21, 2025, is filed as Exhibit 16.1 hereto.

Engagement of New Independent Registered Public Accounting Firm

The Company’s audit committee has commenced a process to evaluate and engage a new independent registered public accounting firm. The Company will provide an update when such new independent registered public accounting firm has been engaged.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOVAC BIOTECH LTD.

By:	/s/ Sven H. Borho
Name:	Sven H. Borho
Title:	Director & Chair of Audit Committee

Date: April 21, 2025

Exhibit Index

Exhibit 16.1	Letter from Grant Thornton Zhitong Certified Public Accountants LLP, dated April 21, 2025.